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File No. 1-11284

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

            NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
    Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                  Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: May 1, 2003	By:	"Julie Galloway" Julie Galloway Associate General Counsel and Corporate Secretary

Exhibits
4.56	Press Release dated April 14, 2003 — Noranda Announces Webcast of Annual General Meeting and Conference Call for First Quarter 2003 Results
4.57	Press Release dated April 16, 2003 — Status Report on Noranda's Altonorte Phase III Expansion Project
4.58	Press Release dated April 17, 2003 — International Report Demonstrates Importance of Metal Recycling at Noranda
4.59	Press Release dated April 18, 2003 — Employees at Noranda's Brunswick Mine Ratify New Collective Agreement
4.60	Press Release dated April 23, 2003 — Noranda Reports First Quarter Loss of $29 Million Before Previously-Reported Restructuring Charges of $30 Million
4.61	Press Release dated April 25, 2003 — Noranda Completes Private Placement of Preferred Shares

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SIGNATURES